Filed pursuant to Rule 433

Registration Statement No. 333-164906

Free Writing Prospectus May 11, 2010

EXPRESS PARENT LLC

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated May 11, 2010 (the “Preliminary Prospectus”) included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-164906) relating to the initial public offering of the common stock of Express, Inc. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 13 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

This free writing prospectus reflects the following amendments that were made in the Revised Preliminary Prospectus:

1.	We revised the disclosure under the captions “Basis of Presentation,” “Prospectus Summary—Reorganization as a Corporation,” “Prospectus Summary—The Offering,” “Risk Factors—Change in taxation requirements or the results of tax audits could adversely affect our financial results,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Reorganization as a Corporation” and “Description of Capital Stock”, regarding our conversion to a corporation and the mergers of EIC and the Management Holding Companies to clarify that (1) the mergers will occur prior to our registration statement being declared effective and (2) that our conversion to a corporation will occur immediately after our registration statement is declared effective and prior to the sale of any shares of our common stock. In addition, we clarified that the conversion has previously been approved by our board of managers (as required by our limited liability company agreement) and that certain of our equity holders have entered into a binding and enforceable conversion agreement to specify the manner in which we are reorganized as a corporation (as permitted by our limited liability company agreement) which provides that the conversion shall take the form of a statutory conversion and occur immediately following the effectiveness of our registration statement without any further action on the part of our board of managers or equity holders. This change was made solely in the interest of clarification and does not reflect a material change to our plans with respect to either the mergers or the conversion, and the net effect when investors receive their shares of stock will be the same as in the prior disclosure.

2.	We replaced the text in the last bullet under the caption “Prospectus Summary—Summary Risk Factors” with the following:

“As of April 3, 2010, we had $515.9 million of outstanding indebtedness and minimum annual rental obligation under long-term leases of $159.4 million for 2010, and this substantial indebtedness and these lease obligations have significant effects on our business.”

3.	We replaced the second, fourth and seventh sentences of the first paragraph under the caption “Risk Factors—Our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position,” with the following:

“As of April 3, 2010, we had $515.9 million of outstanding indebtedness (net of unamortized original issue discounts of $6.0 million).”

“On a pro forma as adjusted basis giving effect to the use of proceeds from this offering, we had $368.4 million of outstanding indebtedness (net of unamortized original issue discounts of $3.5 million) as of April 3, 2010.”

“As of April 3, 2010, our minimum annual rental obligations under long-term operating leases for fiscal 2010 and 2011 was $159.4 million and $133.9 million, respectively.”

4.	We replaced the last sentence of the second paragraph under the caption “Certain Relationships and Related Party Transactions—Reorganization as a Corporation—Stockholders Agreement” with the following:

“The Stockholders Agreement will also require Golden Gate and Limited Brands to maintain the confidentiality of our confidential information and use it only in connection with its investment in the Company and for purposes of our business. As a result, the terms of the Stockholders Agreement prohibit Golden Gate and Limited Brands from using our confidential information in the operation of their own businesses (other than for investment decisions made with respect to the equity they own in our company), including in a manner that would be detrimental to our business. The Stockholders Agreement will give Limited Brands the right to receive certain of our financial information until such time that Limited Brands ceases to account for its investment in us pursuant to the equity method of accounting and such financial information will be subject to the confidentiality obligations in the agreement.”

5.	We replaced the last sentence under the caption “Description of Capital Stock— Corporation Opportunity” with the following:

“A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Golden Gate Entities or Limited Brands Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Golden Gate Entities or Limited Brands Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers that are also directors and/or officers of any of the Golden Gate Entities or Limited Brands Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.”

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1483510/000119312510115761/0001193125-10-115761-index.htm . The issuer’s Central Index Key, or CIK, on the SEC web site is 0001483510.

Express Parent LLC, the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Merrill Lynch or Goldman, Sachs & Co. will arrange to send you the prospectus if you request it by calling toll free 866-500-5408 or 866-471-2526, respectively.